Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

April 29, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention:  Jim O’Connor

Re:	Post-Effective Amendment No. 83 to the registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 85 to the registration statement under the Investment Company Act of 1940 (the “1940 Act”) of RS Investment Trust (the “Registrant”) filed on February 15, 2011 (the “Registration Statement”) (“Amendment No. 83/85”) (File Nos. 033-16439 and 811-05159).

Dear Mr. O’Connor:

This letter responds to comments provided by fax by you to the undersigned on April 1, 2011, relating to the Registration Statement for two new series of RS Investment Trust, RS Global Growth Fund and RS Greater China Fund (each, a “Fund,” and collectively, the “Funds”). For convenience of reference, the Securities and Exchange Commission (“Commission”) staff’s comments have been summarized before each response.

General Comments

1.	Comment: Item 1 of Form N-1A (the “Form”) dictates the information to be included on the front cover of the Funds’ prospectus (the “Prospectus”). Please consider limiting the information appearing on the front cover to only that which is required by the Form. In particular, please consider deleting the “Class A, C, K, and Y Shares” subtitle, the paragraph informing investors that they may call RS Investment Management Co. LLC, the Funds’ investment adviser (“RS Investments”), for more information, RS Investments’ phone number and internet address, and RS Investments’ logo.

Response: The paragraph informing investors that they may call RS Investments for more information has been deleted as requested.

General Instruction C(3)(b) provides that a fund may include information in the prospectus or statement of additional information (except in response to Items 2 through 8) that is not otherwise required. General Instruction C(3)(b) also states that a fund may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included. The Registrant submits that the other items listed above do not obscure or impede understanding of the information that is required to be included on the front cover of the Prospectus, and that the Prospectus was drafted consistent with General Instruction C(3)(b). The Registrant respectfully declines to remove the remaining items.

2.	Comment: On the front cover of the Prospectus, please add ticker symbols for each class of each Fund.

Response: The ticker symbols for each class of each Fund have been added.

3.	Comment: In the Shareholder Fees table for both Funds, please either remove footnote 1 or insert “1.00%” in the cell for the Maximum Deferred Sales Charge (Load) of Class A shares.

Response: The Registrant respectfully declines to remove this footnote. The Registrant believes that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The footnote alerts shareholders of an important exception to the general fact that Class A shares lack a contingent deferred sales charge.

The Registrant respectfully declines to state in the Shareholder Fees table that the maximum deferred sales charge is 1.00%. The Registrant believes that listing the maximum deferred sales charge as 1.00% in the table may create a misapprehension, since the contingent deferred sales load of 1.00% only applies to a limited group of potential investors (purchasers of $1 million or more of Class A shares and only if these shares are sold within 18 months of purchase).

4.	Comment: In the Annual Fund Operating Expenses table for both Funds, please change “Fee Waiver/Expense Limitation” to “Fee Waiver/Expense Reimbursement.”

Response: The requested change has been made.

5.	Comment: In the Annual Fund Operating Expenses table for both Funds, change the caption “Net Expenses” to match the caption suggested by Instruction 3(e) to Item 3 of the Form (“Total annual fund operating expenses after fee waiver [and/or expense reimbursement]”).

Response: The Registrant respectfully submits that the Form does not require a specific caption, and “Net Expenses” is both accurate and consistent with the Form. Also, while Instruction 3(e) to Item 3 provides an example for this row’s caption, it does not make any specific caption mandatory. The instruction says: “The Fund should place these additional captions directly below the ‘Total Annual Fund Operating Expenses’ caption of the table and should use appropriate descriptive captions, such as . . . ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement]’ . . .” (emphasis added).

6.	Comment: In footnote 4 to the Annual Fund Operating Expenses table for both Funds, please delete the following sentence:

“The management fee waiver for Class C, Class K, and Class Y shares may be greater or less than the amount shown in the table based on the actual expenses incurred by Class A shares during the period.”

Response: The Registrant respectfully declines to remove this sentence. The Registrant respectfully submits that it provides important information about the management fee waiver that investors otherwise may not understand.

7.	Comment: In the paragraph preceding the expense example for both Funds, please change the second to last sentence to match the Form.

Response: The Registrant has changed the sentence as follows to be consistent with the Form:

“This Example also assumes that your investment earns a 5% return each year and that the Fund’s operating expenses ~~of the Fund through April 30, 2012, are the same as those shown above under ‘Net Expenses’ and for all subsequent periods are the same as those shown above under ‘Total Annual Fund Operating Expenses’~~ remain the same as shown above.”

8.	Comment: In the Expense Example for both Funds, please delete the entries for 5 and 10 years.

Response: The requested change has been made.

9.	Comment: In the Principal Investment Strategies section for RS Global Growth Fund, please state that the Fund will invest significantly in stocks of foreign companies.

Response: The Registrant has added the following sentence to the Principal Investment Strategies section:

“The Fund will normally invest 40% or more of its total assets in securities of non-U.S. companies.”

10.	Comment: In the Principal Investment Strategies section for RS Global Growth Fund, please disclose the size range of companies in which the Fund will invest.

Response: The Registrant respectfully notes that the Principal Investment Strategies section states that (emphasis added) “The Fund may invest in companies of any size anywhere in the world.”

11.	Comment: Under Principal Investment Strategies for RS Global Growth Fund, please specify whether there is a limit on the Fund’s ability to invest in emerging market countries.

Response: There is no specific limitation of the Fund’s ability to invest in companies located in emerging markets. The Registrant respectfully notes that the Principal Investment Strategies section states that “The Fund may invest any portion of its assets in companies located in emerging markets.”

12.	Comment: In the Principal Investment Strategies for RS Global Growth Fund, please specify what percentage of net assets will be invested in illiquid securities.

Response: The Registrant expects that substantially all of the net assets of the Fund will be invested in liquid securities, since, as stated in the Principal Investment Strategies section, “substantially all of the securities held by the Fund will be listed on at least one securities exchange.” The Fund is also subject to the 15% limitation on illiquid securities set out in the Statement of Additional Information.

13.	Comment: Please specify whether RS Global Growth Fund will use derivatives as a principal investment strategy.

Response: Investing in derivatives is not expected to be a principal investment strategy of the Fund.

14.	Comment: Please clarify the meaning of “stock-driven,” “industry backgrounds,” and “positive approach towards shareholders” as used in the Principal Investment Strategies of both Funds. Please consider replacing the word “valuation” with “value”. Please consider shortening the paragraph.

Response: The paragraph has been revised as follows for RS Global Growth Fund:

“The Fund’s investment team uses rigorous fundamental research and a bottom-up~~, stock-driven~~ approach to portfolio construction, with the objective of making long-term investments in companies it believes can sustain above-average growth rates that currently ~~and~~ trade at ~~reasonable~~ prices that do not fully reflect those rates of growth. ~~Factors t~~The investment team looks for ~~in~~ companies that it believes have strong competitive positions within ~~include~~ attractive industr~~y~~ies, ~~backgrounds, strong competitive positions within those industries,~~ high-quality earnings, and a positive approach towards shareholders. ~~Some of the fundamental factors that the team considers when analyzing companies are: earnings growth, cash flow growth, profitability, debt and interest coverage, and valuation.~~”

Similar revisions have been made for RS Greater China Fund.

15.	Comment: Please define the meaning of “similar” as used in the following sentence as used in the Principal Investment Strategies section for both Funds: “The Fund may also invest in foreign issuers through American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) Global Depositary Receipts (GDRs), or similar investments.”

Response: The sentence has been revised as follows:

“The Fund may invest in foreign issuers through American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) Global Depositary Receipts (GDRs), or other ~~similar investments~~ depositary receipts.”

16.	Comment: If applicable, please consider adding portfolio turnover risk as a Principal Risk for the Funds.

Response: The Registrant does not expect portfolio turnover to be a Principal Risk for either of the Funds.

17.	Comment: Please consider deleting the following sentences from the Fund Performance section for both Funds: “Certain supplemental performance information is included in [Appendix A/ Appendix B] to this prospectus. The performance information presented in [Appendix A/ Appendix B] is not that of the Fund.”

Response: The Registrant respectfully declines to remove these sentences. The Registrant believes that this is important and concise disclosure and does not obscure or impede understanding of the information that is required to be included in the Prospectus.

18.	Comment: In the section titled “Investment Team” for both Funds, state the title of the persons listed, if they have a title, as required by Item 5(b) of the Form.

Response: None of the persons who manage the Funds has a title with respect to the Funds other than “member of the investment team,” which is the title that has been included.

19.	Comment: Please consider deleting the following sentences from the paragraph under the Investment Minimums table for both Funds:

“A $1,000 minimum purchase amount and a $100 minimum subsequent purchase amount apply for Individual Retirement Accounts (IRAs), gift/transfer to minor accounts, automatic investment plans, and qualified retirement plans. A $25 minimum initial and subsequent purchase amount applies for payroll deduction accounts.”

Response: Item 6(a) of the Form requires disclosure of “minimum initial or subsequent investment requirements.” The Registrant respectfully submits that the referenced sentences are responsive to the Form requirement.

20.	Comment: Please consider deleting the following sentence in the Tax Information section for both Funds:

“The Fund normally distributes its net investment income and net realized capital gains, if any, to shareholders.”

Response: The requested deletion has been made.

21.	Comment: For RS Greater China Fund, please explain supplementally what is meant by the phrase “Greater China” in the Fund’s name.

Response: “Greater China” refers to China, Hong Kong, and Taiwan. This definition is made evident in the Principal Investment Strategies section.

22.	Comment: For RS Greater China Fund, please disclose whether the policy to invest at least 80% of the value of the Fund’s net assets in common stocks, preferred stocks, and other securities convertible into common or preferred stock of Greater China companies is a fundamental policy. If not, please state that shareholders will be given 60 days notice of any change to this policy pursuant to Rule 35d-1.

Response: The 80% policy is not a fundamental policy for RS Greater China Fund. The following has been added to the “Note Regarding Percentage Limitations” section in the Prospectus:

“RS Greater China Fund’s policy to invest at least 80% of its net assets in common stocks, preferred stocks, and other securities convertible into common or preferred stock of Greater China companies may be changed by the Trustees upon at least 60 days prior written notice to shareholders. References in the discussion of the Fund’s investment policy to 80% of the Fund’s net assets refer to that percentage of the aggregate of the Fund’s net assets and the amount, if any, of borrowings by the Fund for investment purposes.”

23.	Comment: The disclosure for RS Greater China Fund appears to indicate the Fund may use a growth style of investing. Please explain supplementally whether this is the case.

Response: Baillie Gifford Overseas Limited, the Fund’s sub-sub-adviser (“BG Overseas”), confirms that the Fund will invest principally in growth-style stocks. The Registrant believes that the Principal Investment Strategies section makes clear BG Overseas’ investment style, stating that the objective of the Fund’s investment team is to make investments in companies it believes can sustain above-average growth rates and trade at prices that don’t fully reflect those rates of growth. In addition, Investment Style Risk in the Principal Risks section states that a mutual fund investing principally in growth style stocks may at times underperform other mutual funds that invest more broadly or that have different investment styles.

24.	Comment: The Principal Investment Strategies section for RS Greater China Fund states that a “Greater China company” includes a company that the investment team considers to derive a “substantial portion” of its revenues or profits from China, Hong Kong, or Taiwan. Please clarify what percentage of revenues or profits is considered a “substantial portion.” Please consider defining a Greater China company as a company that derives at least 50% of its revenue from, or has at least 50% of its assets in, China, Hong Kong, or Taiwan.

Response: The Registrant has revised the definition of a “Greater China company” as follows:

“The Fund currently defines a ‘Greater China company’ as (i) a company that has securities that are traded primarily on any stock exchange in China, Hong Kong, or Taiwan; (ii) a company that the Fund’s investment team considers to derive 50% or more ~~a substantial portion~~ of its revenues or profits from goods produced, services performed, or sales made in China, Hong Kong, or Taiwan; (iii) a company that is organized under the laws of, or has a principal office in, China, Hong Kong, or Taiwan; or (iv) a company that the Fund’s investment team determines has a majority of its physical assets located in China, Hong Kong, or Taiwan.”

25.	Comment: If RS Greater China Fund is a non-diversified fund as defined in Section 5(b)(2) of the 1940 Act, please disclose the risks of investing in a non-diversified fund, as required by Item 4(b)(1) of the Form.

Response: BG Overseas confirms that it intends to manage the Fund as a diversified fund as defined in Section 5(b)(1) of the 1940 Act.

26.	Comment: Please condense the Greater China Risk disclosure in the Principal Risks section.

Response: The Greater China Risk has been condensed as follows:

“Investments in the Greater China region are subject to special risks, such as less developed or less efficient trading markets, currency fluctuations or blockage, ~~and~~ nationalization of assets, limits on repatriation, and the effects of governmental control of markets. The Chinese economy and financial markets have experienced high levels of growth in recent years; any actual or perceived reduction or curtailment in those levels of growth in the future would likely have a substantial adverse impact on the values of Greater China companies. Investments in securities of Chinese companies are subject to China’s heavy dependence on exports. ~~Although the Chinese government has recently begun to institute legal and economic reform policies, there can be no assurances that it will continue to pursue such policies or, if it does, that such policies will succeed. Investment in Taiwan could be adversely affected by its relationship with China.~~ A small number of companies and industries represent a relatively large portion of the Greater

China market as a whole. Monsoons and other natural disasters may cause substantial adverse economic effects. ~~at least temporarily~~. ~~Additional risks of investing in Chinese companies include: (i) the small size of the market for Chinese securities and the low volume of trading, resulting in lack of liquidity and in price volatility, (ii) the lack of a market to engage in hedging transactions to minimize renminbi foreign exchange risk, (iii) the nature and extent of intervention by the Chinese government in the Chinese securities markets, whether such intervention will continue and the impact of such intervention or its discontinuation, (iv) limitations on the use of brokers, (v) certain Chinese government requirements which may restrict the Fund’s investment opportunities, and (vi) investment and repatriation restrictions.~~”

27.	Comment: Please condense the Emerging Markets Risk disclosure, or consider deleting altogether.

Response: The Emerging Markets Risk has been condensed as follows:

“~~To the extent that the Fund invests in emerging markets, there are special risks in addition to the general risks of investing abroad. These r~~Risks of investing in emerging markets include~~, among others,~~ greater political and economic instability, greater volatility in currency exchange rates, less developed securities markets, possible trade barriers, currency transfer restrictions, a more limited number of potential buyers, an emerging market country’s dependence on revenue from particular commodities or international aid, less governmental supervision and regulation, unavailability of currency hedging techniques, ~~companies that are newly organized and small,~~ differences in auditing and financial reporting standards, ~~which may result in unavailability of material information about issuers,~~ and less developed legal systems. ~~These factors can make emerging market investments more volatile and less liquid than investments in developed markets.~~”

28.	Comment: Please clarify what is meant by “sector” in Concentration Risk for RS Greater China Fund. Does it mean the Chinese economy? In addition, please clarify that this Concentration Risk does not mean that the Fund has a fundamental investment restriction to concentrate its investments in a particular industry or group of industries.

Response: “Sector” refers to a general segment of an economy within which a large group of companies can be categorized. Each of the sectors in an economy includes a varying number of industries. Concentration Risk has been renamed “Focused Investment Risk” and has been revised as follows:

~~Concentration Risk~~ Focused Investment Risk

~~Concentrating~~ Focusing investments in a particular market or economic sector (which may include issuers in a number of different industries) increases the risk of loss because the stocks of many or all of the companies in the market or sector may decline in value due to developments adversely affecting the sector. In addition, investors may buy or sell substantial amounts of the Fund’s shares in response to factors affecting or expected to affect the particular market or sector, resulting in extreme inflows and outflows of cash into and out of the Fund. Such inflows or outflows might affect management of the Fund adversely to the extent they were to cause the Fund’s cash position or cash requirements to exceed normal levels.

29.	Comment: Liquidity Risk is identified as a Principal Risk for RS Greater China Fund. Please clarify what percentage of net assets will be held in illiquid assets.

Response: The Fund reserves the ability to invest up to 15% of its net assets in illiquid securities, as permitted by the Commission.

30.	Comment: In Equity Securities Risk, please consider identifying which equity securities will pay dividends at high rates and which Fund or Funds will invest in these securities.

Response: Both Funds may invest in equity securities paying dividends at high rates. The particular securities paying high dividend rates can not be known at this time, since the Funds have not commenced investment operations as of the date of this letter. The sentence has been revised as follows:

“Both Funds may invest in equity securities paying dividends at high rates. These securities ~~The values of equity securities paying dividends at high rates~~ may be more sensitive to changes in interest rates than are other equity securities.”

31.	Comment: In the section “Additional Information About the Funds’ Investment Strategies and Risks,” please change the heading “Exchange-traded Index Securities” to “Exchange-traded Index Fund Securities.”

Response: The requested change has been made.

32.	Comment: Please consider whether investing in exchange-traded index fund securities constitutes a principal investment strategy for the Funds.

Response: The Registrant confirms that investing in exchange-traded index fund securities does not constitute a principal investment strategy for either Fund.

33.	Comment: If applicable, please consider adding an Acquired Fund Fees and Expenses (“AFFE”) caption in the fee table.

Response: The Registrant confirms that acquired fund fees and expenses are not expected to exceed 0.01% of average net assets of the Funds. As a result, an AFFE caption has not been added to the fee table for either Fund, in accordance with Instruction 3(f)(i) to Item 3 of the Form.

34.	Comment: Please consider describing the limits imposed on 12b-1 fees by the Financial Industry Regulatory Authority (“FINRA”).

Response: The Registrant has not added disclosure on the FINRA limitations, since General Instruction 3(C)(1)(c) of the Form states that a fund’s prospectus should avoid “simply restating legal or regulatory requirements to which Funds generally are subject.”

35.	Comment: In the “Other Information About Purchasing Shares” section, please make the following change:

“Purchases of Fund shares are ~~generally~~ made at a price based on the NAV next determined after the purchase is accepted.”

Response: The Registrant respectfully declines to make the suggested change. The Registrant believes that the suggested change would be imprecise in light of the sentence that follows, which states that:

“However, orders received by certain retirement plans and other financial institutions on a business day prior to the close of regular trading on the NYSE and communicated to BFDS after that business day’s close of regular trading may be effected nevertheless at a price based on the NAV determined for that business day.”

36.	Comment: The prospectus states that normally the Funds will send payment within three business days from when the Fund receives an investor’s request to sell. Please consider whether three days is an appropriate number of days to send payment.

Response: The sentence has been revised as follows:

“Normally, we will send payment on the business day after your shares are redeemed ~~within three business days from when we receive your request to sell~~[.]”

37.	Comment: Appendix A and Appendix B (collectively, the “Appendix”) state that the portfolio management team that manages the Similarly Managed Accounts (as defined in the Appendix) has changed over time. Please state supplementally if the turnover within the team over time has been significant enough to make disclosure of supplemental performance information for the Similarly Managed Accounts misleading, and, if so, please delete the supplemental performance.

Response: The investment advisers of the Similarly Managed Accounts, BG Overseas and Baillie Gifford & Co., its corporate affiliate, have confirmed to the Registrant that, in their view, the turnover within the team has not been such as to make disclosure of supplemental performance information for the Similarly Managed Accounts misleading.

38.	Comment: In the Appendix, please represent that adjusted performance is not higher than actual performance of the Similarly Managed Accounts.

Response: The Registrant has added the following sentence at the end of footnote 2 to the Average Annual Total Returns table:

“The adjusted performance shown for the Similarly Managed Accounts in the table is not higher than the actual performance of the Similarly Managed Accounts.”

39.	Comment: In the Average Annual Total Returns table in the Appendix, please delete the Since Inception column, unless the date of inception of the Similarly Managed Accounts is less than 10 years.

Response: The date of inception of the Similarly Managed Accounts is less than 10 years. Accordingly, the 10 years column in the table has been removed and the Since Inception column has been retained.

40.	Comment: Please confirm supplementally whether some of the Similarly Managed Accounts are investment companies registered under the 1940 Act and are regulated investment companies under the Internal Revenue Code.

Response: The Registrant confirms that some but not all of the Similarly Managed Accounts are investment companies registered under the 1940 Act and are regulated investment companies under the Internal Revenue Code.

41.	Comment: Please disclose whether the performance of the Similarly Managed Accounts has been audited, and if so, by whom.

Response: The following sentence has been added to the Appendix:

“This supplemental performance information has not been audited.”

42.	Comment: With respect to the Funds’ fundamental investment restrictions, please make the following addition:

“(ii) purchase any security if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in a single industry or group of industries;”

Response: The Registrant respectfully declines to make the suggested change. The Registrant has not identified any group of industries in which it intends to concentrate the investments of either of the Funds.

43.	Comment: Please make the following change:

“~~It is contrary to the current policy of e~~Each of the Funds may not ~~, which policy may be changed without shareholder approval, to~~ invest more than 15% of its net assets in securities which are not readily marketable, including securities restricted as to resale (other than securities restricted as to resale but determined by the Trustees, or persons designated by the Trustees to make such determinations, to be readily marketable).”

Response: The Registrant respectfully declines to make the suggested change, since the language in question accurately reflects the policy of the Registrant.

44.	Comment: Please state the Section 18(f)(1) continuing requirement.

Response: The following disclosure has been added:

“The 1940 Act permits an open-end investment company to borrow money from a bank so long as the ratio which the value of the total assets of the investment company (including the amount of any such borrowing), less the amount of all liabilities and indebtedness (other than such borrowing) of the investment company, bears to the amount of such borrowing is at least 300%. The 1940 Act provides that, in the event that such asset coverage shall at any time fall below 300%, a mutual fund shall, within three days thereafter (not including Sundays and holidays) or such longer period as the Securities and Exchange Commission may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.”

45.	Comment: Please disclose the Board’s role in risk oversight apart from receiving reports.

Response: As noted in the Statement of Additional Information, in addition to receiving reports, the Board of Trustees also meets periodically with the Funds’ Chief Compliance Officer and meets periodically with the portfolio managers of the Funds.

Should you have any questions, please do not hesitate to call me at (415) 315-6302. Thank you for your assistance.

Very truly yours,

/s/ Matthew Gaarder

Matthew Gaarder

cc:	Benjamin L. Douglas, RS Variable Products Trust

Timothy W. Diggins, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP